UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 16, 2008**

SONOMA VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	**000-31929**	**68-0454068**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

202 West Napa Street, Sonoma, California **95476**
(Address of principal executive offices) (Zip Code)

(707) 935-3200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02. Departure of Directors, Principal Officers; Election of Directors;
            Appointment of Principal Officers

The business operations of Sonoma Valley Bancorp (the "Company") continue to be conducted principally through its wholly-owned subsidiary, Sonoma Valley Bank ("Bank"). On January 16, 2008 at a regularly scheduled meeting of the Board of Directors of the Bank, at which a quorum was present, the directors approved a change in leadership. Sonoma Valley Bancorp Board Chairman Bob Nicholas reported leadership changes in the wholly owned subsidiary of the holding company, Sonoma Valley Bank in accordance with the company's strategic plan for management succession. Mel Switzer, Jr. has been named Chairman of the Board of Sonoma Valley Bank and will continue as Chief Executive Officer of the Bank until his planned retirement in 2009.

Sean Cutting has been named President, Chief Lending Officer and Chief Administrative Officer of Sonoma Valley Bank and will serve on the Sonoma Valley Bank Board of Directors.

Switzer joined Sonoma Valley Bank in 1990 as President and Chief Executive Officer and, with his team, has guided the Bank to become one of the top performing financial institutions in northern California. Under his leadership the Bank has achieved the Super Premier Performance rating of the Findley Reporting Group for 15 years and was awarded Findley's "Best of the Best" commendation for sustained outstanding performance in 2006. The Bank was also chosen by the Sonoma Valley Chamber of Commerce as "Business of the Year in 2005-2006."

Cutting attended local Sonoma Valley schools and graduated from UCLA in 1991. He was an Investment Consultant with Citicorp Investment Services and Liberty Financial Companies before earning his MBA from the Marshall School of Business at USC in 1997. He then worked for several international banks, including Bank of Montreal in Los Angeles and ABN AMRO in San Francisco. Cutting joined the lending group of Sonoma Valley Bank as Vice President in 2002, and in 2006 was named Executive Vice President& Chief Lending Officer, overseeing the lending group and all lending operations for the Bank

There are no family relationships between Mr. Cutting and any director, officer, or affiliate of the Company. There are no, and have not been any, related party transactions between the Bank and Mr. Cutting.

Mr. Cutting serves at will, and there are no employment agreements with the Bank's executive officers
. As part of the promotion, Mr. Cutting's salary was increased to $200,000 annually, and he was granted 10,000 options vesting over five (5) years, beginning in 2009. In addition, the Bank will reimburse Mr. Cutting on the purchase of a car in an amount not to exceed $45,000, which amount will also be included as income in addition to annual salary for 2008.

Section 9 – Financial Statements and Exhibits

Item 9.01. Financial Statements and Exhibits

Exhibit No.	Exhibit Description
99	Press release dated January 18, 2008titled "Sonoma Valley Bancorp Announces Management Changes in the Sonoma Valley BankSubsidiary"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOMA VALLEY BANCORP,
a California Corporation

Dated: 1/18/08   /s/ Mary Smith
                                   Mary Smith,
                                   Executive Vice President, Chief Operating Officer and
                                   Chief Financial Officer
                                   (Principal Financial and Accounting Officer)